Vista Oil & Gas, S.A.B. de C.V.

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

July 23, 2019

VIA EDGAR

Division of Corporate Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Staff of the Division of Corporate Finance, Office of Natural Resources

Re:	Vista Oil & Gas, S.A.B. de C.V.
Registration Statement on Form F-1 (File No. 333-232516)

Acceleration Request
Requested Date: July 25, 2019
Requested Time: 5:30 p.m. Eastern Standard Time

Dear Sirs:

Pursuant to Rule 461 (“Rule 461”) under the Securities Act of 1933, as amended, Vista Oil & Gas, S.A.B. de C.V. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), be accelerated so that it will be declared effective at 5:30 p.m., Eastern Standard Time, on July 25, 2019 (the “Effective Time”), or as soon as possible thereafter. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration. In connection with this acceleration request, the Company hereby requests that the Registration Statement be declared effective at the Effective Time.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Cleary Gottlieb Steen & Hamilton LLP.

Please contact Andrés de la Cruz or Emilio Minvielle of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at +1 212 225 2000 or +54 11 5556 8922, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ PABLO MANUEL VERA PINTO
Name:	Pablo Manuel Vera Pinto
Title:	Chief Financial Officer

cc:	Andrés de la Cruz
Emilio Minvielle
Cleary Gottlieb Steen & Hamilton LLP